NEWS RELEASE

June 23, 2005

Symbols: TSX-Ven: CDU

AMEX: CDY

FSX: CR5

Cardero Peruvian Iron Sand Project Test Results

Cardero Resource Corp. (“Cardero” or “the Company”) is pleased to announce the results of the Midrex FASTMELT® test on samples from the Company’s 100% owned 250 km2 iron (magnetite) sand property.  The large property resides within the Marcona Iron and Copper Gold District and is located in the provinces of Ica and Arequipa and south of the city of Nazca in the desert coastal region of southern Peru.  The Company acquired the 25,000 hectare property via staking for a cost of US$ 77,000.

Midrex Technologies, Inc., a fully owned subsidiary of the Kobe Steel Group, is an international process engineering and technology company based in Charlotte, NC USA, and has been a leading innovator and technology supplier for the direct reduction of iron ore for more than 30 years.  Midrex is principally known for the MIDREX® Direct Reduction Process that converts iron ore into high-purity direct reduced iron (DRI) for use in steelmaking, ironmaking, and foundry applications. MIDREX® Plants currently produce over two-thirds of the world's DRI.  Midrex has also developed two additional proprietary processes, FASTMET® and FASTMELT®.  FASTMET® is used to convert iron oxide fines, such as those of interest here, with carbon as coal, charcoal or coke acting as a reductant to highly metallized DRI.  Utilizing the FASTMELT® Process, this hot DRI is fed to a specially-designed electric melter, for production of a high quality hot metal.

Two bulk samples from the property were provided: An initial 65 kg laboratory cleaned sample (twice dry magnetic separation) and a 100 kg rough sand sample (hand treated on site using large permanent magnets and containing significant amounts of silica).

The test program consisted of two phases – an initial FASTMET® test followed by FASTMELT® testing.  As part of the testing process various ratios of magnetite (from the property) and thermal coal (to act as a reductant) were mixed together in order to optimize the iron : carbon ratio and binding characteristics prior to briquetting and reduction.  Finally, the quality of pig iron produced via FASTMELT® was determined and the composition of the slag analyzed.

The Midrex process successfully produced a high quality low sulfur, low phosphorous and low titanium liquid iron and generated a desulfurizing titanium-rich fluid slag at melting temperatures of 1288°C.  Midrex has characterized these initial test results as “very encouraging”, concluding that a “liquid metal button containing ~ 94% iron, ~ 5% carbon and <0.05% sulphur can be produced with excellent separation of metal to slag.”

A summary of the FASTMELT® test results is as follows:

Iron (Fe):

94 - 95% Metallic iron

Carbon (C):

3.5 - 4.5%

Silicon (Si):

<0.3%

Titanium (Ti):

<0.1%

Vanadium (V):

<0.1%

Sulphur (S):

<0.1%

Phosphorus (P):

<0.1%

The ‘waste’ slag resulting from the Midrex process assayed up to 21.48 % TiO2 (titanium dioxide) by weight and 3.18% V2O5 (vanadium pentoxide) by weight.  The feasibility of recovering these by-products from the slag has not been examined at this stage.

Significantly, the 100 kg ‘untreated’ concentrate shipped directly from the Company’s project performed virtually as well as the magnetically upgraded 65 kg sample from SGS Lakefield Research Ltd.  This is important as it indicates that a minimal amount of mineral processing will be required to convert the magnetite bearing sand from the project into an easily transported pig iron product.  This positive development, coupled with the fact that no drilling or blasting will be required during mining, could make extracting any resource that may be defined extremely cost effective.

Typically, the FASTMELT® hot metal is cast into 15-25 kg pyramids or star shaped ingots that are easily transportable to Basic Oxygen Furnaces or Electric Arc Furnaces for further processing into steel.  The current market price for this iron ingot product is approximately US$300 to 320 / Tonne.

Cardero is currently proceeding, in conjunction with a surface media sampling specialist, to design and implement a sampling program to test the Company’s Peruvian Iron Sands property in a timely and cost effective manner.  The first phase of sampling is scheduled to commence in early July, with results anticipated in September 2005 for a total estimated expenditure of US$ 115,000.  If successful, that is, if the presence of sufficient concentrations of magnetite is indicated, a drill campaign would then be carried out to sample the depth continuity of the iron bearing sands.

“The exploration potential of the Company’s Peruvian iron sands project is greatly enhanced with the highly encouraging Midrex test results,” stated Henk Van Alphen, president of Cardero.  “Midrex’s tests have demonstrated that it is possible, using established state-of-the-art technology, to produce a clean, high grade, saleable iron product which the Company anticipates would enjoy widespread market acceptance.  Furthermore, the fact that the iron bearing sand is exposed on surface will enable our exploration team to quickly commence a detailed sampling program of the area(s) with the greatest potential.”

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.  The work programs on the Peruvian Iron Sands project are supervised by Gary D. Belik, P. Geo., who is responsible for all geological aspects of the work, and Lorne Hunter (B.Sc. Mining Engineering), who is responsible for all engineering aspects of the work.

The Company is well financed with $18 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper, iron ore-copper-gold (IOCG) and iron projects, which will ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Such statements include, without limitation, statements regarding future anticipated exploration program results, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.